February 8, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Delaying Amendment, Registration Statement on Form S-3
  File No. 333-82008, Chicago Pizza & Brewery, Inc.

Ladies and Gentlemen:

        In accordance with your request, the above-captioned Registrant files herewith this delaying amendment to its Registration Statement on Form S-3:

        "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

        Please contact the undersigned should there be any further questions regarding this matter.

                      Very truly yours,

                      /s/ Catherine DeBono Holmes
                      CATHERINE DEBONO HOLMES of
                      Jeffer, Mangels, Butler & Marmaro LLP
                      Attorney for Chicago Pizza & Brewery, Inc.